Exhibit 99.1

CORRECTION NOTICE TO PRESS RELEASE REGARDING DIVIDEND PAYABLE DATE

TORONTO - March 9, 2017 - The Toronto-Dominion Bank (the Bank) today announced a correction to its press release issued on March 2, 2017 entitled "TD Bank Group Declares Dividends" only in respect of the dividend payable date. In the press release, the payable date for common shares in the capital stock of the Bank as well as for the Non-Cumulative Redeemable Class A First Preferred Shares of the Bank noted below was misstated to be "on and after May 1, 2017". The corrected date is "on and after April 30, 2017".

The referenced Non-Cumulative Redeemable Class A First Preferred Shares of the Bank are as follows:

•	Series S;
•	Series T;
•	Series Y;
•	Series Z;
•	Series 1;
•	Series 3;
•	Series 5;
•	Series 7;
•	Series 9;
•	Series 11;
•	Series 12; and
•	Series 14.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD

Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with over 11 million active online and mobile customers. TD had CDN$1.2 trillion in assets on January 31, 2017. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For more information contact:	Annette Galler
Senior Legal Officer, Corporate
Legal Department - Shareholder Relations
(416) 944-6367
Toll free 1-866-756-8936

Alison Ford
Media Relations, Corporate & Public Affairs
(416) 982-5401